São Paulo, March 20, 2017

To:

The Brazilian Securities Commission

Rua Sete de Setembro, 111, 33rd Floor

Centro, Rio de Janeiro – RJ

At.:     Honorable Manager of Company Monitoring 2

Guilherme Rocha Lopes

Ref.:   Official Letter nº 102/2017/CVM/SEP/GEA-2

Dear Sirs,

As requested by a certain Mr. Autarquia through Official Letter nº 102/2017/CVM/SEP/GEA-2, transcribed below, we hereby state our views with respect to the news published on the website “InfoMoney” on March 17, 2017, titled “The flesh is weak, and so is the faith: has the market given up on BRF after another piece of bad news?,” which states that the executives of the Company, Roney Nogueira dos Santos and André Baldissera, were arrested.

We confirm that Mr. Roney Nogueira dos Santos, institutional relations manager,  and André Baldissera, manufacturing officer for Goais, Minas Gerais and Matto Grosso, were preemptively arrested as a result of the “Weak Flesh Investigation,” conducted by the Brazilian federal police (“Investigation”).

The Company learned about the arrest warrants by the wide dissemination in the media during the day of March 17, 2017. The employee, André Baldissera was arrested on March 17, 2017 and Mr Roney Nogueira dos Santos on March 18, 2017. The Company understands that the arrest of the employees mentioned above do not affect the carrying on of business and is not a material fact. These employees are not statutory directors and are of intermediate level of management of the Company, which is composed of approximately 660 people.

BRF will keep the market and its shareholders informed about the Investigation, pursuant to current regulations and in line with current practices, per Announcements to the Market published on March 17, 2017 and March 20, 2017.

Finally , BRF reiterates that it complies with the rules and regulations related to the production and commercialization of its products, has strict processes and controls and does not concur with any illegal conduct. BRF ensures the quality and safety of its products and guarantees that there is no risk to its consumers, either in Brazil or in the more than 150 countries it operates.

Sincerely,

Pedro de Andrade Faria

Global Chief Executive and Investor Relations Officer

 “Subject: Request of clarification about the news published in the media

Dear Sir,

We refer to the news published on the website “InfoMoney” on March 17, 2017, titled “The flesh is weak, and so is the faith: has the market given up on BRF after another piece of bad news?,” which states that the executives of the Company, Roney Nogueira dos Santos, institutional and governmental relations manager, and André Baldissera, officer of the Midwest units of the Company, were arrested.

2. In this respect, we request your statement on the veracity of the information published in the news, as well as the reasons as to why it is not considered a Material Fact, pursuant to  CVM Instruction nº 358/2002.

3. Such statement should include a copy of this Official Letter to be sent to the IPE SYSTEM, under the category “Announcement to the Market” under “Clarifications about CVM/BOVESPA consultations.” Compliance with this request through an announcement to the market does not exempt the eventual investigation of responsibility for non-timely disclosure of a material fact, pursuant to CVM Instruction nº 358/2002.

4. We emphasize that, pursuant to the terms of art. 3 of CVM Instruction nº 358/2002, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and the organized over-the-counter entity in which the securities are listed for trading, any material act or fact occurring or related to the business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets that such securities are listed for trading.

5. We also recall the obligation set forth in the sole paragraph of art. 4 of CVM Instruction nº 358/2002, to question the Company’s management and controlling shareholders; as well as all other people with access to the material acts and facts, with the objective of  determining if they would have knowledge of information that should be disclosed to the market.

6. At the request of the Superintendence of Company Relations (SEP), we warn that the administrative authority will be responsible to, in using its legal attributions and based on Item II, of article 9, of Law nº 6.385/1976,  and  article 7 c/c and article 9 of CVM Instruction nº 452/2007, determine the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, due to non-compliance with this official letter, within 1 (one) business day.”